EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	3 months * ended June 30,		6 Months* ended June 30,		12 Months ended June 30,		Dec. 31, 2007
	2008	2007	2008	2007	2008	2007
Fixed Charges, as defined:
Interest on Long-Term Debt	$8,436	$8,529	$16,871	$17,424	$33,741	$34,659	$34,294
Other Interest	522	975	1,564	1,260	4,420	4,978	4,116
Amortization of Debt Discount and Expense	176	177	351	361	701	717	711
Interest Portion of Rentals	379	377	772	756	1,539	1,490	1,523

Total Fixed Charges, as defined	$9,513	$10,058	$19,558	$19,801	$40,401	$41,844	$40,644

Earnings, as defined:
Net Income	$3,297	$2,617	$46,465	$50,692	$70,270	$71,080	$74,497
Taxes on Income	1,763	1,476	27,464	29,939	41,585	41,687	44,060
Fixed Charges, as above	9,513	10,058	19,558	19,801	40,401	41,844	40,644

Total Earnings, as defined	$14,573	$14,151	$93,487	$100,432	$152,256	$154,611	$159,201

Ratio of Earnings to Fixed Charges	1.53	1.41	4.78	5.07	3.77	3.69	3.92

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.